NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Canadian Superior Updates Status on "Victory" Well Offshore Trinidad

OCT 19, 2007 - 09:14 ET

CALGARY, ALBERTA--(Marketwire - Oct. 19, 2007) - Canadian Superior Energy Inc. ("Canadian Superior") (TSX:SNG)(AMEX:SNG) confirmed today that the 12-1/4" section of the "Victory" well has been successfully side-tracked, drilled, logged, cased (9-7/8") and cemented to a depth of approximately 13,828 feet subsea. Canadian Superior and its joint venture partners BG International Limited, a wholly owned subsidiary of the BG Group plc (LSE:BG.L) and Challenger Energy Corp. ("Challenger") (TSX VENTURE:CHQ)(AMEX:CHQ) are now preparing to drill the next and final section of the well, the 8-1/2" hole section, to a total depth of approximately 16,000 feet. However, a first step in the commencement of drilling is the safe pressure testing of the subsea Blow Out Preventer ("BOP"), which sits on the seafloor at a depth of approximately 800 feet below the ocean surface. When this safety test was performed a leak was detected.

The BOP has to be recovered to the rig floor for repair and retesting, but the pulling operations have been delayed temporarily due to high seasonal ocean currents. These ocean currents are called ring or loop currents, which develop and move along the east coast of South America and progress northward off the east coast of Trinidad. Normal operations are expected to recommence in the coming days, and once the BOP is repaired and retested, the drilling of the final section will begin immediately.

Speaking today, Craig McKenzie, Canadian Superior's Chief Executive Officer said, "In my experience in Trinidad, these ring currents are seasonal at this time of the year and affect only certain drilling operations such as the lowering or raising of equipment to or from the sea bottom. One such operation is the safe raising and lowering of a BOP to and from the seafloor. We all are anxious to see these currents pass our location so that we can repair the BOP leak and get back to drilling. Although the waiting time is frustrating, these currents are experienced at this time of the year off the east coast of Trinidad. In the mean time maintenance work is being performed on the drilling rig to expedite drilling of our multi-well drilling program. Further updates on the well will be provided in due course."

Canadian Superior's joint venture partners in the "Intrepid" Block 5(c) Project are BG International Limited, a wholly owned subsidiary of the BG Group plc (LSE:BG.L) and Challenger Energy Corp. ("Challenger") (TSX VENTURE:CHQ)(AMEX:CHQ). The Kan Tan IV semi-submersible drilling rig drilling the wells is operated by Maersk Contractors and owned by SINOPEC.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release contains the reference to the term "undiscovered natural gas resources", which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations' annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Investor Relations
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta
Canada T2P 3H5